Matthews International Funds

Sub-Item 77I - Terms of New or Amended Securities

On February 26, 2013, the Board of Trustees of the Registrant approved (i) the offering of the Institutional Class shares in respect of the Matthews Asia Small Companies Fund (the "Asia Small Companies Fund") and Matthews Asia Science and Technology Fund (the "Asia Science and Technology Fund"), two existing series of the Trust, that became effective on October 29, 2010; (ii) the establishment and designation of Investor Class shares and Institutional Class shares of two new series of the Trust called the Matthews Asia Focus Fund (the "Asia Focus Fund") and the Matthews Emerging Asia Fund (the "Emerging Asia Fund"); (iii) the investment strategies of the Asia Focus Fund which, under normal market conditions, invests at least 80% of its total net assets, which include borrowing and investment purposes, in the common and preferred stocks of companies located in Asia, except Japan, which consists of all countries and markets in Asia excluding Japan but including all other developed, emerging, and frontier countries and markets in the Asian region; and (iv) the investment strategies of the Emerging Asia Fund which, under normal market conditions, invests at least 80% of its total net assets, which include borrowing and investment purposes, in the common and preferred stocks of companies located in Asia excluding Japan, South Korea, Hong Kong and Singapore.


Information regarding the establishment and investment strategy of the Asia Small Companies Fund, the Asia Science and Technology Fund, the Asia Focus Fund and the Emerging Asia Fund is incorporated by reference to Post Effective Amendment No.55 to the Registrant's Registration Statement filed with the Securities and Exchange Commission on April 30, 2013 (Accession No. 0001144204-13-025016).